Morgan Stanley Income Builder Fund
Results of Special Shareholder Meeting

On July 17, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote upon an agreement and
plan of reorganization between the Fund and Morgan Stanley
Balanced Growth Fund. The meeting was held on July 17, 2006
and the voting results with respect to this proposal were as follows:

For........       5,625,63
                         8
Against.......     137,216
Abstain.......     294,862
BNV*........             0

* Broker "non-votes" are shares held in street name for
which the broker indicates that instructions have not been
received from the beneficial owners or other persons
entitled to vote and for which the broker does not have
discretionary voting authority.